蘇利文·克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

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ROBERT G. DELAMATER
CHUN WEI
RESIDENT PARTNERS
ADMITTED IN NEW YORK

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Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

September 3, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being

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furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8608; facsimile: 852-2522-2280).

Very truly yours,

Ling Yang

(Enclosures)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Jacob Shek
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

September 3, 2002

A. Announcement in relation to Cooperation with San Yo Pharmaceutical Ind., Co, Ltd. in Taiwan, dated August 30, 2002.

SINCE 1903

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

COOPERATION WITH SAN YO PHARMACEUTICAL IND., CO, LTD. IN TAIWAN

On 30 August 2002, Tsingtao Brewery Company Limited (**"Tsingtao"**) and San Yo Pharmaceutical Ind., Co, Ltd. (台灣三洋藥品工業股份有限公司) (**"SY"**) entered into an agreement (**"Agreement"**) to join their resources to develop the Taiwan brewery market. Tsingtao has no capital commitment under the Agreement.

Similar announcement is also published in the PRC in accordance with the requirement of the Stock Exchange of Shanghai. This announcement is made simultaneously in Hong Kong pursuant to paragraph 2(2) of the Listing Agreement.

As definitive terms of the Agreement are being negotiated, the transactions contemplated therein may or may not materialise, shareholders and investors are reminded to exercise caution when dealing in the shares of Tsingtao.

The directors of Tsingtao wish to announce that Tsingtao and SY, a corporation incorporated in Taiwan, have entered into the Agreement on 30 August 2002, pursuant to which the parties will cooperate to join their resources to develop the sale of "Tsingtao" brand of beers and its market shares in Taiwan. Given that it is not yet possible under the laws of Taiwan for Tsingtao to make any direct investment in Taiwan, it is provided under the Agreement that Tsingtao shall provide the necessary technical assistance and the right to use the brand for SY to set up a new brewery to be owned by SY in Taiwan for the production of "Tsingtao" brand of beers (the "New Brewery"), subject to terms to be negotiated.

However, once the restriction on direct investment in Taiwan is lifted, Tsingtao shall have the option in compliance with the laws and regulations in Taiwan to subscribe shares in the New Brewery so that upon allotment Tsingtao shall have no more than 30% of the issued share capital of the New Brewery. Tsingtao has no capital commitment under the Agreement.

The Agreement has no other material terms. If definitive terms are reached between the parties in due course, Tsingtao will make an announcement when and where required in accordance with the Listing Rules.

SY and its ultimate beneficial owners are parties independent of the directors, chief executive officer and substantial shareholder of Tsingtao and its subsidiaries and their respective associates as defined in the Listing Rules.

Similar announcement is also published in the PRC in accordance with the requirement of the Stock Exchange of Shanghai. This announcement is made simultaneously in Hong Kong pursuant to paragraph 2(2) of the Listing Agreement.

As definitive terms of the Agreement are being negotiated, the transactions contemplated therein may or may not materialise, shareholders and investors are reminded to exercise caution when dealing in the shares of Tsingtao.

By Order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, the PRC, 30 August 2002